December 5, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Blockbuster Inc.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended September 30, 2005

File No. 001-15153

Ladies and Gentlemen:

In connection with responding to comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended September 30, 2005 of Blockbuster Inc., a Delaware corporation (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at 214-854-3000.

Very truly yours,

BLOCKBUSTER INC.

By:	/s/ James A. Howell
James A. Howell
Senior Vice President and Corporate Controller